UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(i) or 13(e)(1) of the Securities Exchange Act of 1934

TRI-S SECURITY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Convertible Promissory Notes Due 2008

(Title of Class of Securities)

895578102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Nicolas V. Chater

Chief Financial Officer

Tri-S Security Corporation

Royal Centre One

11675 Great Oaks Way, Suite 120

Alpharetta, Georgia 30022

(678) 808-1540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

with copies to:

Steven E. Fox, Esq.

Lori A. Gelchion, Esq.

Rogers & Hardin LLP

2700 International Tower,

229 Peachtree Street, NE

Atlanta, Georgia 30303

(404) 522-4700

CALCULATION OF FILING FEE

Transaction Value[1]	Amount of Filing Fee[2]
$7,665,000	$301.23*

[1]

Calculated solely for purposes of estimating the filing fee. The transaction value assumes the exchange of $7,665,000 in aggregate principal amount of 10% Convertible Promissory Notes Due 2008 of Tri-S Security Corporation (the “Existing Notes”) for new securities.

[2]	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

*	Previously paid.

☐	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Note

This Amendment No. 5 to Schedule TO (this “Amendment No. 5”) amends and supplements the issuer tender offer statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) by Tri-S Security Corporation, a Georgia corporation (the “Company”), on August 20, 2008 and amended on September 18, 2008, October 2, 2008, October 17, 2008 and October 31, 2008 (as amended and supplemented, the “Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) its 10% Convertible Promissory Notes Due 2008 for its 14% Convertible Promissory Notes Due 2010 plus warrants to purchase common stock. The Exchange Offer is being made on the terms and subject to the conditions set forth in the Company’s offer to exchange, as amended and restated on October 17, 2008 (as may be further amended, restated or supplemented from time to time, the “Offer to Exchange”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(D) to the Schedule TO (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The information in the Offer Materials, including all exhibits thereto and documents incorporated therein by reference, is incorporated in this Amendment No. 5 by reference to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Item 1. Summary Term Sheet.

The expiration date of the Exchange Offer has been changed from 5:00 p.m., Eastern Standard time, on November 5, 2008, to 5:00 p.m., Eastern Standard time, on November 13, 2008. Accordingly, all references in the Offer to Exchange to “November 5, 2008,” including such references under the heading “Summary of the Exchange Offer,” are amended to read “November 13, 2008.”

Item 4. Terms of the Transaction.

The expiration date of the Exchange Offer has been changed from 5:00 p.m., Eastern Standard time, on November 5, 2008, to 5:00 p.m., Eastern Standard time, on November 13, 2008. Accordingly, all references in the Offer to Exchange to “November 5, 2008,” including such references under the headings “Summary of the Exchange Offer” and “The Exchange Offer,” are amended to read “November 13, 2008.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(S)	Announcement of Tri-S Security Corporation dated November 5, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2008	TRI-S SECURITY CORPORATION

	By:	/s/ Nicolas V. Chater
Nicolas V. Chater Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, as amended and restated on October 17, 2008.*

(a)(1)(B)	Letter of Transmittal, as amended and restated on October 17, 2008.*

(a)(1)(C)	Sample Form of 14% Convertible Promissory Note Due 2010, as amended and restated on October 17, 2008.*

(a)(1)(D)	Sample Form of Warrant, as amended and restated on October 17, 2008.*

(a)(5)(A)	Tri-S Security Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 thereto, filed with the SEC and incorporated herein by reference.

(a)(5)(B)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC and incorporated herein by reference.

(a)(5)(C)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC and incorporated herein by reference.

(a)(5)(D)	Announcement of Tri-S Security Corporation dated September 18, 2008.*

(a)(5)(E)	Announcement of Tri-S Security Corporation dated October 2, 2008.*

(a)(5)(F)	Announcement of Tri-S Security Corporation dated October 17, 2008.*

(a)(5)(G)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on January 7, 2008 and incorporated herein by reference.

(a)(5)(H)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on March 3, 2008 and incorporated herein by reference.

(a)(5)(I)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on March 27, 2008 and incorporated herein by reference.

(a)(5)(J)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on April 2, 2008 and incorporated herein by reference.

(a)(5)(K)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on May 6, 2008 and incorporated herein by reference.

(a)(5)(L)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on August 5, 2008 and incorporated herein by reference.

(a)(5)(M)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on August 13, 2008 and incorporated herein by reference.

(a)(5)(N)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on August 26, 2008 and incorporated herein by reference.

(a)(5)(O)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on September 18, 2008 and incorporated herein by reference.

(a)(5)(P)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on October 14, 2008 and incorporated herein by reference.

(a)(5)(Q)	Tri-S Security Corporation’s Current Report on Form 8-K filed with the SEC on October 17, 2008 and incorporated herein by reference.

(a)(5)(R)	Announcement of Tri-S Security Corporation dated October 31, 2008.*

(a)(5)(S)	Announcement of Tri-S Security Corporation dated November 5, 2008.

*	Previously filed.

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